BLUE GREEN ENERGY
FUELING THE FUTURE

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Invest in the Hydrogen-Powered Future with Blue Green Energy, Inc.

Pioneering Green Hydrogen Infrastructure Across the Southwestern U.S.

Investment Opportunity


Hydrogen
FUEL STATION

- Offering Type: Regulation CF (Reg CF)
- Offering Amount: $5,000,000
- Minimum Investment: $625.00 (250 shares)
- Share Price: $2.50
- Securities Offered: Common Stock

About Us

About Blue Green Energy

We're not just imagining a clean future — we're building it. At Blue Green Energy, we're laying the groundwork for a nationwide hydrogen economy, starting with full-service hydrogen fueling and production hubs across the Southwestern U.S.

Our flagship project is a net-zero hydrogen production facility powered by a 30 MW solar farm, with the capacity to produce 8,000 kg of green hydrogen per day. Our fueling stations will serve both hydrogen and EV vehicles, providing a clean, convenient, and scalable alternative to fossil fuels.

Why Hydrogen?

Hydrogen is the most abundant element in the universe and, when used as a fuel, produces zero carbon emissions. Unlike battery electric vehicles (BEVs), hydrogen fuel cell vehicles (FCEVs) can be refueled quickly and have longer ranges, making them ideal for heavy-duty transportation.

Zero Emissions: Hydrogen fuel cells emit only water vapor.
Long Range: Ideal for heavy-duty trucking, freight, and long-distance travel.
Fast Refueling: Full tanks in under 5 minutes — no waiting around to recharge.
Backed by Policy: Supported by California's ZEV mandate and federal clean fuel tax credits.

Highlights

Top 3 Reasons to Invest in BGE

1. High-Growth Market with Strong Demand

The global shift toward renewable energy is accelerating, driven by government policies, corporate sustainability goals, and consumer demand for clean energy solutions. Blue Green Energy is strategically positioned in this high-growth sector, offering investors the opportunity to be part of a rapidly expanding market.

2. Innovative & Sustainable Energy Solutions

Blue Green Energy leverages cutting-edge technology to provide cost-effective, reliable, and sustainable energy solutions. The company focuses on reducing carbon footprints, integrating smart energy management, and enhancing efficiency—giving it a competitive edge in the renewable energy landscape.

3. Positive Environmental & Social Impact

Investing in Blue Green Energy means supporting a company that is actively combating climate change and promoting energy equity. By providing clean, affordable energy solutions, the company helps communities transition to a greener future while fostering sustainability and social responsibility.

Invest In Blue Green Energy, Inc.

"Fueling the Future"

Help us meet the increasing demand for green hydrogen energy while laying the groundwork for a sustainable and future-oriented energy sector.

Amount Raised: $—.-- / $5,000,000.00 | 0%

Minimum Investment	Share Price	Maximum Raise	Raise to-date	Target Minimum
$625.00 / 250 shares	$2.50	$5,000,000.00	$—.—	$50,00.00

INVEST HERE

View Offering Memorandum

Opportunity

THE GLOBAL PUSH TO NET ZERO IS UNDERWAY.

145 Countries have pledges to get to net zero
50 of those Countries and 13 U.S. states have banned new gasoline powered car sales by 2035.

Global Decarbonization Push

- Climate Commitments: Countries around the world are setting aggressive net-zero targets. Hydrogen, especially green hydrogen (produced using renewable electricity), plays a critical role in decarbonizing industries like steel, cement, chemicals, aviation, and shipping.
- Hard-to-Electrify Sectors: Hydrogen is one of the few viable clean energy carriers for sectors where direct electrification isn't feasible.
- Hydrogen Hubs: Major economies are funding hydrogen hubs to build concentrated ecosystems for production, transport, and use.
- California Push: In total, 108 retail hydrogen stations are in various stages of development across the state. Executive order B-48-18 aims to have 200 hydrogen stations online in 2025.

THE FUTURE OF H2 IS NOW: Growing Demand, Technological Breakthroughs, and Regulatory Support are expected to send demand soaring

Goldman Sachs: "Hydrogen Generation Could Grow Into $1 Trillion Per Year Market"

Billions in funding is pouring into building green hydrogen infrastucture.

Growing Market and Demand
Market Size: The global hydrogen market is expected to grow exponentially, estimated to reach over $500 billion by 2050, with green hydrogen driving much of the growth.

Technological Breakthroughs
- Falling Costs: Electrolyzer costs are dropping due to scale, innovation, and increased manufacturing capacity (especially from China).
- Efficiency Gains: Ongoing R&D is making production, storage, and transport of hydrogen more efficient and cost-effective.

Strong Policy and Financial Backing
Massive Government Support:
- The U.S. Inflation Reduction Act includes tax credits for clean hydrogen production.
- The EU Hydrogen Strategy sets ambitious targets with billions earmarked for hydrogen infrastructure
- Exxon, Shell, Air Products, Toyota, Honda, Hyundai are amongst the dozens of companies committed to hydrogen

Problem

LACK OF H2 REFULEING STATIONS IS PROHIBITING THE MASS ADOPTION OF HYDROGEN VEHICLES

- THE GLOBAL TRANSITION TO NET ZERO IS UNDERWAY
- BATTERY ELECTRIC CANNOT WORK AT SCALE
- HYDROGEN IS THE KEY TO NET ZERO
- LACK OF INFRASTRUCTURE IS PROHIBITING MASS ADOPTION

BATTERY ELECTRIC CANNOT WORK AT SCALE
- Reliant on aging power grid
- Recycling of toxic materials
- Stripmining of rare earth minerals

NUCLEAR POSES TOO GREAT AN ENVIRONMENTAL RISK
- Limited fuel supply
- Environmental impact
- Radioactive waste

HYDROGEN IS THE WAY TO ACHIEVE NET ZERO
- Refueling stations are neccesary
- Transportation issues need to be solved
- Zero emmission H2 production needs to be built

Solution

BLUE GREEN ENERGY IS BUILDING THE INFRASTRUCTURE NECCESARY TO SUPPORT THE TRANSITION TO NET ZERO.

Blue Green Energy aims to revolutionize the energy landscape by:

- Producing green hydrogen through electrolysis powered by renewable energy sources like solar power.
- Building a network of hydrogen fueling stations and travel centers across the Southwestern United States.
- Facilitating the transition to zero-emission transportation by providing the necessary infrastructure for FCEVs.

Our first facility will be a Net Zero, 100% Green Energy operation, setting the standard for future developments.

Project Highlights

- 30 MW Solar Farm: Spanning 200 acres with over 100,000 panels to power our hydrogen production facility.
- Hydrogen Production Capacity: Initial production of 8,000 kilograms of green hydrogen daily expandable to 12,000 kilograms.
- Strategic Location: Building a green hydrogen refinery and filling station between Los Angeles and Las Vegas to address the current lack of hydrogen fueling infrastructure.
- Expanding Beyond California: planned locations in AZ, UT, NM, CO, OR, WA.


BGE Net Zero

Nationwide network of fueling stations

Storage & distribution of hydrogen to retailers

Hydrogen fuel sales to vehicle owners

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Scaling to build a national network

Launching with initial capacity of 8,000kg of hydrogen production daily, growing to 12,000kg.

PHASE I	PHASE II	PHASE III	PHASE IV
Property acquisition	**Target: Solar Infrastructure Deployment**	**Target: Facility and Travel Center Development**	**Target: Broader Expansion via Public Offering**
Acquistion, permitting, zoning, and regulatory approval. Engage Contractors, architects, solor installers, ect.	Subject to raising additional capital, we intend to develop a 30MW solar installation across 200 acres. This solar array, made up of six 5MW grids, is designed to support green hydrogen production operations.	Build 35,000 sq ft fueling station & travel center with hydrogen pumps, battery EV chargers, and ample food and rest amenities.	Following the successful operation of our initial facility, we may pursue a public offering. If completed, and subject to capital availability, we plan to explore expansion opportunities by developing up to four additional facilities aligned with key shipping routes out of Long Beach.

Road map

Business Model

Blue Green Energy, Inc. (BGE) has developed a diversified revenue model centered on green hydrogen production and infrastructure, strategically designed to capitalize on the growing demand for clean transportation and renewable energy solutions. Here's an overview of our key revenue streams:

Hydrogen Production and Sales

BGE's primary revenue source is the production and sale of green hydrogen. Our flagship facility will utilize a 30-megawatt solar farm to produce up to 8,000 kilograms of hydrogen daily through electrolysis—a process powered entirely by renewable energy. This zero-emission hydrogen is intended for fuel cell electric cars and trucks (FCEVs). Current Hydrogen prices in California is about $16kg and up.

Hydrogen Refueling and EV Charging Stations

BGE is constructing a national network of hydrogen refueling stations and rapid DC fast-charging stations for electric vehicles. These stations are designed to serve both light-duty and heavy-duty vehicles, addressing the current scarcity of hydrogen fueling infrastructure, particularly for long-haul trucking.

Travel Center Amenities and Franchising

To enhance the customer experience and create additional revenue streams, BGE's fueling stations are being developed as full-service travel centers. These centers will feature a restaurant, coffee shop, and a convenience store. Revenue from these amenities will supplement fuel sales. In the future Blue Green Energy will offering franchise opportunities further expanding the brand and increasing revenue.

Why Invest

Blue Green Energy, Inc. is uniquely positioned at the forefront of the green hydrogen revolution, a sector poised for massive growth as the world transitions to zero-emission energy.

Invest with Purpose: Support renewable energy projects that make a real difference in the fight against climate change.

Access High-Growth Sectors: Get involved in clean energy and green technology; industries with strong momentum and long-term potential

Diversify Easily: Add eco-conscious investments to your portfolio through a user-friendly and transparent crowdfunding platform.

Start Small, Think Big: Participate with modest amounts and still be part of exciting, scalable energy ventures.

Be Part of a Community: Join a growing network of everyday investors backing sustainable innovation.

Portfolio Diversification: Enhance your investment strategy with exposure to green energy assets through a regulated and transparent crowdfunding platform

INVEST HERE

View Offering Memorandum

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